May 19, 2011

VIA FEDEX OVERNIGHT, FACSIMILE AND

EDGAR CORRESPONDENCE

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pro-Dex, Inc.
Form 10-K for the fiscal year ended June 30, 2010
Forms 10-Q for the quarterly periods ended September 30 and December 31, 2010
File No. 000-14942

Dear Mr. James:

This letter responds to the comments of your letter dated May 11, 2011 (the “May 2011 Comment Letter”) relating to Pro-Dex, Inc. (the “Company”), a copy of which is enclosed for your convenience. We have reproduced below in bold font each of your comments set forth in the May 2011 Comment Letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the May 2011 Comment Letter.

Concurrently with the filing of this letter, the Company will file an amendment to its Amendment No. 1 to Form 10-K for the year ended June 30, 2010 and Amendment No. 1 to its Forms 10-Q for the quarters ended September 30 and December 31, 2010. We have enclosed clean and marked to-show-changes copies of the amended sections to these Form 10-K and Forms 10-Q, which contain revisions that are directly in response to your comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2010, Amendment No. 1 to Forms 10-Q for the Quarterly Periods Ended September 30 and December 31, 2010

1.	Please note that amendments filed pursuant to Rule 12B-15 must set forth the complete text of each item as amended and not just the amended portions. For example, if you amend Item 7, Management’s Discussion and Analysis of Financial Condition and Result of Operations, then you should include the complete text of that item. Please amend your Form 10-K and Forms 10-Q to comply.

2361 McGaw Avenue, Irvine, CA 92614  Tel: 949-769-3200  Toll Free: 800-562-6204  Fax: 949-769-3281  www.pro-dex.com

Company Response

The Company has amended its Amendment No. 1 to its Form 10-K for the year ended June 30, 2010 and Amendment No. 1 to its Forms 10-Q for the quarterly periods ended September 30 and December 31, 2010 to include the complete text of Items that were initially amended in our May 6, 2011 response to your Comment Letter of April 14, 2011 (the “April 2011 Comment Letter”).

In complying with Comment No. 1 of your May 2011 Comment Letter as described above, the Company has included in the amendment to its June 30, 2010 Annual Report on Form 10-K its complete financial statements as they appeared in the Company’s initial filing of such Form 10-K. The inclusion of these financial statements made active Comment No. 4 of your April 2011 Comment Letter, which states:

“In future filings, including any amendments, please show the aggregate amount of goodwill impairment losses as a separate line item in the statements of operations consistent with ASC 350-20-45-2.”

The Statement of Operations for the year ended June 30, 2010 in the aforementioned Form 10-K contained an item captioned “Impairment of intangible assets,” in which were included the aggregate charges for impairment of goodwill and patent. Accordingly, in its current amendment, the Company has segregated the impairment for goodwill from the impairment of patent in the Statement of Operations, in conformity with ASC 350-20-45-2.

In addition, in response to Comment No. 7 of your April 2011 Comment Letter, the Company has expanded Note 2 of Notes to Consolidated Financial Statements in the current amendment to its June 30, 2010 Annual Report on Form 10-K to disclose its accounting policy for research and development costs, which policy is to charge such costs to expense as they are incurred.

2.	We note that you are required to amend your Form 10-K to correct Item 8, Financial Statements and Supplementary Data and your Forms 10-Q to correct Item 1, Financial Statements. As such, please include the certifications required by Item 601(B)(32) of Regulation S-K in your amendments. Refer to Rule 12B-15 and Rule 13a-14(b) or 15d-14(b) which requires that each periodic report containing financial statements filed by an issuer pursuant to Section 13(a) of the Act must be accompanied by the certifications.

Company Response

The Company has included the certifications required by Item 601(B)(32) of Regulation S-K in its amendment to Form 10-K. As documented in confirming correspondence with Staff on May 12, 2011 (attached hereto for your reference as Exhibit 1), it was agreed that we have not been requested to amend Item 1 of either of the Forms 10-Q referred to above. Accordingly, it was agreed that the certification otherwise required by Rule 12B-15 and Rule 13a-14(b) or 15d-14(b) is not required in this response with respect to those Forms 10-Q.

* * * *

We trust that the foregoing is responsive to the comments contained in your letter dated May 10, 2011. If you have any questions, please contact me at (949) 769-3250, or our general counsel, Tom Crane, at 714-641-3464.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Harold A. Hurwitz Harold A. Hurwitz
Secretary and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc: Kate Tillan

Assistant Chief Accountant

2361 McGaw Avenue, Irvine, CA 92614  Tel: 949-769-3200  Toll Free: 800-562-6204  Fax: 949-769-3281  www.pro-dex.com

Exhibit 1

May 12, 2011

Via overnight courier and EDGAR correspondence

Ms. Kate Tillan

Assistant Chief Accountant, A/D #10

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pro-Dex, Inc. — File No. 000-14942

Dear Ms. Tillan:

This letter confirms receipt of your letter to Harold A. Hurwitz dated May 10, 2011 (the “May 2011 Comment Letter”) in which you requested certain information related to Amendment No. 1 to our Form 10-K for the fiscal year ended June 30, 2010 and Amendments No. 1 to each of our Forms 10-Q for the quarters ended September 30 and December 31, 2010.

This letter also confirms our conversation of May 11, 2011 in which it was agreed that, with respect to Comment No. 2 of the May 2011 Comment Letter, we have not been requested to amend Item 1 of either of the Forms 10-Q referred to above.

Also, in our conversation of May 11, 2011 we discussed that the additional text required by Comment No. 1 of the May 2011 Comment Letter is text presently included in the original filings of the aforementioned Form 10-K and Forms 10-Q. Accordingly, it was agreed that the identification of changes in the amendments accompanying our response to the May 2011 Comment Letter will be those that appeared in the amendments accompanying our May 6, 2011 response to your April 14, 2011 letter.

We greatly appreciate your time in discussing these matters. Should you have any questions, please contact me at (949) 769-3250 to discuss.

Very truly yours,

/s/ Harold A. Hurwitz
Harold A. Hurwitz
Secretary and Chief Financial Officer (Principal Financial and Accounting Officer)

cc:	Mr. Martin James

2361 McGaw Avenue, Irvine, CA 92614  Tel: 949-769-3200  Toll Free: 800-562-6204  Fax: 949-769-3281  www.pro-dex.com